UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

MICROSTRATEGY INCORPORATED

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

594972 40 8

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 6 Pages

CUSIP NO. 594972 40 8

1		NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Sanju K. Bansal

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

837,449 shares

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

837,449 shares

	8	SHARED DISPOSITIVE POWER

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

837,449

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.49%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 2 of 6 Pages

Item 1(a).	Name of Issuer:

MicroStrategy Incorporated

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1861 International Drive
McLean, VA 22102

Item 2(a).	Name of Person Filing:

Sanju K. Bansal

Item 2(b).	Address of Principal Business Office:

1861 International Drive
McLean, VA 22102

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

594972 40 8

Item 3.	If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act 15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment advisor in accordance with (S)240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with (S)240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Page 3 of 6 Pages

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(e), check this box. ☐

Item 4.	Ownership:

(a) Amount Beneficially Owned: 837,449 shares

(b) Percent of Class: 8.49%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
837,449 shares

(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or to direct the disposition of:
837,449 shares

(iv) shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

See Exhibit 1.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2003	/s/ SANJU K. BANSAL

Sanju K. Bansal

Shangri-La LLC

	by:	/s/ SANJU K. BANSAL

Sanju K. Bansal, Sole Member

Sanjeev K. Bansal Qualified Annuity Trust #2

	by:	/s/ SANJU K. BANSAL

Sanju K. Bansal, Trustee

Sanjeev K. Bansal Qualified Annuity Trust #3

	by:	/s/ SANJU K. BANSAL

Sanju K. Bansal, Trustee

The Bansal Foundation

	by:	/s/ SANJU K. BANSAL

Sanju K. Bansal, Trustee

Page 5 of 6 Pages

Exhibit 1

IDENTITY OF MEMBERS OF GROUP

Sanju K. Bansal is the holder of 2,357 shares of Class B Common Stock of MicroStrategy Incorporated (“Class B Common Stock”); Shangri-La LLC, a Delaware limited liability company, is the holder of 669,087 shares of Class B Common Stock and 71,900 shares of Class A Common Stock of MicroStrategy Incorporated (“Class A Common Stock”); the Sanjeev K. Bansal Qualified Annuity Trust #2 is the holder of 38,305 shares of Class B Common Stock; the Sanjeev K. Bansal Qualified Annuity Trust #3 is the holder of 50,000 shares of Class A Common Stock; and The Bansal Foundation is the holder of 5,800 shares of Class A Common Stock. Class B Common Stock is convertible at any time at the option of the holder into Class A Common Stock on a one-for-one basis.  Sanju K. Bansal is the sole member of Shangri-La LLC and the sole trustee of each of the Sanjeev K. Bansal Qualified Annuity Trust #2, the Sanjeev K. Bansal Qualified Annuity Trust #3 and The Bansal Foundation.  Accordingly, Mr. Bansal is the beneficial owner of the foregoing shares of Class A Common Stock and Class B Common Stock held by each of the above-named entities.

Page 6 of 6 Pages